BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: Schedules B & C

ISSUER DETAILS:
Name of Issuer	IMAGIS TECHNOLOGIES INC.
For Quarter Ended	March 31, 2001
Date of Report	May 15, 2001
Issuer Address	1300 - 1075 West Georgia Street Vancouver, British Columbia V6E 3C9
Issuer Fax Number	(604) 684-4601
Issuer Telephone Number	(604) 684-4691
Contact Name	Sandra Buschau
Contact Position	Secretary
Contact Telephone Number	(604) 684-4691
Contact Email Address	sbuschau@ipm.bc.ca
Web Site Address	www.imagistechnologies.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Iain Drummond Name of Director	"Iain Drummond" Sign (typed)	01/05/15 Date Signed (YY/MM/DD)

Sandra Buschau Name of Director	"Sandra Buschau" Sign (typed)	01/05/15 Date Signed (YY/MM/DD)

SCHEDULE B: SUPPLEMENTARY INFORMATION

1.     Analysis of expenses:

a)     Cost of materials
Services	21,893
Supplies	11,955
Total	$33,848

(b)     Administration expenses
Bank charges and interest, net	2,010
Consulting fees	12,650
Foreign exchange	(19,558)
Office and rent	87,744
Management fees	14,600
Salaries and benefits	42,225
Professional fees	14,275
Shareholder relations and regulatory filings	27,519
Travel and entertainment	40,520
Total	$221,985

2.     Related party transactions:
Wages and benefits for two officers	$88,777
Management fees for two directors and one officer	104,377
Total	$193,154

3.     Summary of securities issued and options granted during the period ended March 31, 2001

a)     Summary of securities issued during the period:
Date of Issue	Type of Security	Type of Issue	Number or Amount	Price	Total Proceeds
01/24/01	Common	Option exercise	3,333	$1.00	$3,333
02/22/01	Common	Option exercise	3,000	$1.00	3,000
03/12/01	Common	Bonus shares	29,000	$1.45	deemed
03/16/01	Common	Warrant exercise	17,500	$0.80	14,000
03/17/01	Common	Warrant exercise	62,500	$0.80	50,000

b) Options/warrants granted during the period:
Date of Grant	Type of Issue	Number	Name	Exercise Price	Expiry Date
03/09/01	Option	15,000	Lorraine Tsiropoulos	$1.87	03/10/01

4.     Summary of securities as at March 31, 2001

a)     Authorized share capital: 100,000,000 common shares without par value

b)     Number and recorded value for shares issued and outstanding:

Issued and outstanding Balance, March 31, 2001	No. of shares 13,072,298	Amount $6,427,961

c)     Description of options, warrants and convertible securities outstanding:

Options
Number of common shares issuable	Exercise Price	Date of Expiry

230,000	$0.30	July 6, 2003
636,498	$1.00	Various to January 19, 2005
565,000	$1.50 to $2.90	Various to December 20, 2005
1,431,498

Warrants
Number of common shares issuable	Exercise Price	Date of Expiry

266,666	$1.25	February 23, 2002
133,334	$1.25	February 23, 2003
200,000	$3.50	April 7, 2001
50,000	$4.00	June 16, 2002
650,000

Convertible Securities

Nil

d)     Total Number of Shares in Escrow

270,670 shares are being held in escrow. These shares will be released on February 23, 2002.

5.     List of directors and officers as of May 15, 2001:

Oliver "Buck" Revell - Chairman and a Director
Iain Drummond - President, Chief Executive Officer and a Director
Ross Wilmot - Vice President, Finance and Chief Financial Officer
Sandra Buschau - Secretary and a Director
Altaf Nazerali - Director
Robert Gordon - Director
Rory Godinho - Director
Frederick Clarke - Director
Andy Amanovich - Chief Technology Officer

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Statements in this Report, including those concerning Imagis Technologies Inc.'s (the "Company" or "Imagis") expectations of future sales, gross profits, sales and marketing expenses, technical services expenses, technology development expenses, administration expenses, product introductions and cash requirements include certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. As such, the Company's actual results may vary materially from expectations as a result of certain factors including, but not limited to, variations in the level of orders which can be affected by general economic conditions and in the markets served by the Company's customers, international economic and political climates, difficulties or delays in the functionality or performance of the Company's products, the Company's timing of future product releases, the Company's failure to respond adequately to either changes in technology or customer preferences, changes in pricing or that of the Company's competitors, the Company's ability to manage growth, risk of nonpayment of accounts receivable, and changes in budgeted costs.

In some cases, you can identify forward-looking statements by the Company's use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither it nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Company is under no duty to update any of our forward-looking statements after the date of this filing. You should not place undue reliance on forward-looking statements.

In February 1999, the Company completed the acquisition of Imagis Cascade, and in the second quarter of the year ended December 31, 1999, the Company completed a financing that raised approximately $2.9 million before offering costs. The acquisition was accounted for as a reverse take-over whereby the Company acquired, in this case Imagis Cascade, is deemed the parent for reporting purposes and the acquirer, in this case Imagis Technologies Inc., is considered the target or acquired entity. This treatment conforms with generally accepted accounting principles in Canada, which are essentially identical to those applicable in the United States for such transactions.

Unless otherwise indicated in this Report, all references herein are to Canadian Dollars.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Comparison of Results of Operations for the three months ended March 31, 2001 and March 31, 2000:

Revenues:

The Company's revenues for the quarter ended March 31, 2001 were $353,836, compared to $195,135 for the quarter ended March 31, 2000, which represents an increase of approximately 81%. Sales of the Company's software increased approximately 108% to $193,045 for the quarter ended March 31, 2001, compared to $92,742 for the quarter ended March 31, 2000. Support and service revenues increased approximately 57% to $160,791 for the quarter ended March 31, 2001, compared to $102,393 for the quarter ended March 31, 2000.

Operating Costs:

The Company's operating costs increased for the quarter ended March 31, 2001 to $1,001,724, compared to $821,044 for the quarter ended March 31, 2000, which represents an increase of approximately 22%. Operating costs include cost of materials and services, sales and marketing, technical services, technology development, administration, amortization and interest.

Cost of Materials and Services:

The Company's materials and service costs in conjunction with the support services that it provides to customers for the quarter ended March 31, 2001 were $33,848, compared to $27,025 for the quarter ended March 31, 2000, which represents an increase of approximately 25%. This increase reflects costs associated with the higher support revenues earned to date.

Sales and Marketing:

The Company's sales and marketing costs for the quarter ended March 31, 2001 were $260,422, compared to $223,894 for the quarter ended March 31, 2000, which represents an increase of approximately 16%. This increase is attributable to higher salary costs reflecting additions to staff over the prior year. Travel and trade show costs also rose slightly due to the increase in staff over the prior year level.

Technical Services:

The Company's technology services costs for the quarter ended March 31, 2001 were $175,018, compared to $149,948 for the quarter ended March 31, 2000, which represents an increase of 17%. This increase reflects staff additions to the technical services group. The technical services group assists the Company's strategic partners in the installation of its products and also provides clients with all technical support they may require under the Company's annual support contracts, and includes costs for salaries, facilities and travel.

Technology Development:

The Company's technology development costs for the quarter ended March 31, 2001 were $273,643, compared to $175,218 for the quarter ended March 31, 2000, which represents an increase of 56%. This increase over the prior period reflects several additions to staff that were necessary, primarily to continue the development of ID-2000. Recently, the Company completed the conversion of its core technology into a software development kit (SDK) format which permits a far broader range of applications of this facial recognition software. Staff salaries accounted for approximately 73% of the total costs of this function with the remainder attributable to support facilities.

Administration:

The Company's administration costs for the quarter ended March 31, 2001 were $221,985, compared to $222,755 for the quarter ended March 31, 2000. Administrative costs include staff salaries, professional fees, facility and support costs, shareholder and regulatory costs. Costs in each category were generally consistent with the prior year period, except for professional fees and travel costs which were higher in 2001. These increases, however, were more than offset by a foreign exchange gain of $34,993 realized in the quarter.

Amortization:

The Company's amortization costs for the quarter ended March 31, 2001 were $4,776, compared to $22,204 for the quarter ended March 31, 2000. The decline in amortization costs reflects the Company's decision, following the acquisition of Imagis Cascade, to initiate a lease-financing program for all purchases of new equipment and, as a consequence, the Company's existing fixed assets are almost fully depreciated at this time.

Interest:

The Company's interest costs for the quarter ended March 31, 2001 were $32,032, compared to no such costs for the quarter ended March 31, 2000. The interest costs are related to the debt portion of the loan from related party.

Net Loss for the Period:

The Company's net loss for the quarter ended March 31, 2001 was $647,888, or $0.05 per share, compared to $625,909, or $0.06 per share, for the quarter ended March 31, 2000, which represents a decrease of approximately 4%.

SUBSEQUENT EVENTS

Subsequent to March 31, 2001:

  The Company signed a note with a related party on April 2, 2001 for $492,890. The note was due on May 1, 2001. This note bore interest at 10% per annum, compounded monthly and was repaid as due on May 1, 2001.

  On May 2, 2001, Imagis announced, further to news releases of February 19 and March 22, 2001, the completion of the first closing of the private placement in the amount of 973,000 units at $1.00 per unit for total gross proceeds of $973,000. Each unit consists of one common share and one non-transferable share purchase warrant, with each warrant exercisable into an additional common share for a period of one year from closing at a price of $1.10 per share. Canaccord Capital Corporation acted as agent in respect of 697,000 units of the placement, and it was therefore paid $52,275 as commission and issued 69,700 broker's warrants having the same terms as the warrants under the placement. Securities issued pursuant to the placement are subject to a four-month hold period expiring on August 26, 2001.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

There were no financings completed during the period.

LIQUIDITY AND SOLVENCY

The Company's financial statements are prepared assuming it will continue as a going concern. The Company has suffered losses from operations and it has no established source of significant revenue. Accordingly, the Company's auditors have qualified their report on our consolidated financial statements as at December 31, 2000 and 1999 and for the period ended December 31, 2000 because of substantial doubts as to our ability to continue as a going concern.

At year-end, the Company's cash position was $59,497, however, the Company announced its intention to arrange for additional financing for working capital purposes. Due to market weakening in the first quarter of 2001, the Company was delayed in completing the announced private placement of approximately $1.4 million and only completed the first closing of 973,000 shares, which yielded gross proceeds to the Company of $973,000 on April 26, 2001. In the interim, the Company arranged for a line of credit of up to $200,000 from related parties and received $95,000 from this line. As compensation for the advancement of the funds from related parties under this credit arrangement, the Company issued 20,000 common shares valued at the then current market price of $1.45 per share, or $29,000. This was a non-cash cost to the Company. In addition, during the quarter, the Company received other advances of $176,004 from related parties outside of this credit arrangement, an advance on the intended private placement of $48,500 and proceeds from the exercise of 6,333 options and 80,000 warrants which yielded $70,333. Consequently, cash inflows from financing activities aggregated $388,167 for the first quarter of 2001.

Due to the Company's operating loss in the quarter, it experienced a net reduction in its available cash of $647,888. This was significantly offset, however, by a substantial reduction in the Company's outstanding receivables of $312,254 and the receipt of additional prepayments of annual support contract fees providing $57,306. The net impact on cash from operations as a result of these adjustments and the reduction in the Company's current liabilities of $173,824 was a reduction in cash of $415,344.

In summary, while the Company added cash through various means totaling $388,167, as a result of the first quarter operating loss which reduced its available cash after adjustments by $415,344, the Company closed the quarter with a net reduction in its cash amounting to $28,813 and had cash on hand of $30,684 at the end of the quarter.

As noted above, the Company completed a private placement of 973,000 units following the quarter end. Each unit was priced at $1.00 and consisted of one (1) common share and one (1) share purchase warrant to purchase an additional common share at an exercise price of $1.10 for a period of one (1) year from the closing date.

Presently, the Company is slightly ahead of planned revenues, while its costs are on budget. The Company expects its operating costs to remain essentially constant throughout the remainder of the year. Based upon management's projections at this time, the Company believes that it will be able to sustain its operations over the near term and, the Company completes the second and final closing with net proceeds of approximately $400,000, management believes that no further financing will be necessary for the remainder of the year to meet its internal targets for staffing and operations.

There is no assurance that the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations.